2857 Sherwood Heights Drive

Oakville, Ontario
Telephone: 1-888-414-6832

July 23, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Dear Sirs:

Re:	Post-Effective Amendment to Form S-1
File No. 333-183839

We have received your letter dated July 13, 2015 containing comments regarding the post-effective to our registration statement on Form S-1. We respond to those comments as follows:

General

1.	We note that your Form S-1 registration statement as declared effective on February 14, 2013 and including your audited financial statements for the year ended April 30, 2012. That registration statement should have been updated pursuant to Section 10(a)(3) of the Securities Act of 1933 on or before November 14, 2013 to include updated audited financial statements. Please tell us whether you have made any offers or sales during the period in which your financial statements were not current. If yes, please provide us with an analysis of your compliance with Section 5 of the Securities Act.

None of our selling shareholders, whose shares were registered for resale pursuant to the registration statement, offered or sold any of their shares during the period in which our financial statements that were included in our registration statement were not current.

Registration Statement Cover Page

2.	Please file an amendment to include a working company telephone number and include the current name, address and telephone number of your agent for service.

We have filed an amendment that includes our updated telephone number and current information for our agent for service in Nevada.

Yours truly,

/s/ Rami Tabet
Wishbone Pet Products Inc.
Rami Tabet, President